September 21, 2015

Via EDGAR and Hand Delivery

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628

Re:	Computer Sciences Government Services Inc. Amendment No. 1 to Registration Statement on Form 10
Filed August 17, 2015
File No. 001-37494

Dear Ms. Jacobs:
We refer to the letter dated September 2, 2015 (the “Comment Letter”) to Computer Sciences Government Services Inc. (the “Company”) setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Amendment No. 1 to Registration Statement on Form 10, File No. 001-37494 filed on August 17, 2015 (as so amended, the “Registration Statement”).
Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter as well as updated financial information and information regarding the agreement the Company entered into on August 31, 2015. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement.
The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Information Statement. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Information Statement.
The Spin-Off
Background, page 38

1.
We note your revisions in response to prior comment 1; however, given that the CSC turnaround began three years ago, it is unclear why you decided to effect the spin-off at this time. Please expand or revise.

Response: The Company has revised its disclosure on page 55 to address the Staff’s comment.
Risk Factors

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Risks Relating to Our Business
Our U.S. federal government contracts may be terminated..., page 18

2.
With regard to the last two paragraphs in this factor, which you added in response to prior comment 2 in part, please provide an indication of the revenue from state and local government contracts that may be terminated for convenience.

Response: The Company has revised its disclosure on page 34 to address the Staff’s comment.
Unaudited Pro Forma Combined Financial Statements, page 50

3.
We note the added $30 million adjustment related to the annual maintenance fee for intellectual property as called for in the Intellectual Property Matters Agreement. In light of the significance of this fee compared to the historical intellectual property and software costs and to pro forma loss from continuing operations before taxes, please revise to explain the reasons for the significant difference between the maintenance fee and historical costs..

Response: Pursuant to the Intellectual Property Matters Agreement, CSC will grant Computer Sciences GS a perpetual, royalty-free, non-assignable license to all pre-separation know-how owned or used by Computer Sciences GS prior to the separation for use solely in connection with US federal (and certain state and local) customers. In addition, under the Intellectual Property Matters Agreement CSC will grant Computer Sciences GS a license to certain specified software products and workflow and design methodologies as well as updates and improvements that are released during the five years after separation in exchange for a net annual maintenance fee of $30 million for each of the first five years following the separation. The annual maintenance fee exceeds our historical cost allocation for intellectual property from CSC because our historical results do not reflect the recent and expected future increase in usage of intellectual property we license from CSC such as CSC's Agility software platform.
We believe our government customers are increasingly seeking next-generation solutions that permit them to operate in a more agile and flexible environment. While our historical results do not reflect significant customer usage of CSC’s Agility software platform, we believe customer usage will increase in the future. An example of that is the large contract we were awarded last month by the Federal Aviation Administration pursuant to which CSC’s Agility platform cloud management tool will be used as part of the cloud deployment. We believe our customer usage of certain other technologies and methodologies we will license from CSC will also increase in the future. The $30 million annual maintenance fee will entitle us to all generally available upgrades, patches and new versions for five years after the Spin-Off and will permit a significant increase in potential future customer usage of the latest generally available versions of CSC’s Agility software platform as well as certain other products without incremental fees payable to CSC. While CSC does not currently intend to grant similar arrangements to independent third parties, CSC believes that the $30 million annual maintenance fee reflects a fair price for the maintenance rights granted thereunder.
The Company has revised its disclosure on page 98 to address the Staff’s comment.
Business
Market Overview, page 66

4.
We note your revised disclosure in response to prior comment 10. Please provide us support for your statements previously attributed to Deltek and Gartner and that you now “anticipate” or “expect.” For example, we refer you to the second and third sentences in this section. We also refer you to the third through fifth sentences in the fourth paragraph on page 67.

2

Response: The Company is supplementally providing the Staff the following information to substantiate statements made in the Information Statement:
The statements previously attributed to Deltek are supported by data reported in the July 14, 2015 summary report of Deltek’s Annual Federal IT Forecast available at http://www.deltek.com/blog/home/b2g-essentials/2015/07/deltek-annual-federal-it-forecast-steers-contractors-toward-bright-spots.
The statements previously attributed to Gartner are supported by the Deloitte report “Tech Trends 2015: The fusion of business and IT, A public sector perspective” available at http://www2.deloitte.com/content/dam/Deloitte/us/Documents/public-sector/us-fed-2015-ps-tech-trends-04212015.pdf.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Financial Condition
Future Liquidity, page 90

5.
We note your revised disclosure in response to prior comment 18 that the company believes Computer Sciences GS will be able to meet its liquidity and cash needs for the foreseeable future. Please clarify what you mean by “foreseeable future.” Also, in light of the significance of the debt financing related to the Spin-Off, please revise to discuss management’s expectations regarding long-term liquidity and capital resources. Please refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: To address the Staff’s comment, the Company has revised its disclosure on pages 154-155 to remove the reference to “foreseeable future” and clarify the Company’s expectations regarding meeting its short-term liquidity needs and known or reasonably likely future cash requirements. The Company has revised its disclosure on pages 154-155 to address the Staff’s comment on management’s expectations regarding long-term liquidity and capital resources in light of the significance of the debt financing related to the Spin-Off and the Mergers.

6.
Please tell us whether you expect to enter into any debt agreements prior to effectiveness and if so, what consideration you gave to disclosing the material terms of the agreement and filing those agreements as exhibits.

Response: The Company has revised its disclosure on pages 154-155 to discuss management’s expectations regarding the debt financing related to the Spin-Off and the Mergers. The Company has noted the Staff’s comment and confirms that it will, as the specific information becomes available, provide the requested disclosure in accordance with Item 303 and Item 601 of Regulation S-K.
Executive Compensation
Compensation Discussion and Analysis, page 102

7.	When known, please expand to provide a discussion of your compensation programs and policies that you intend to adopt after the spin-off.
Response: The Company has noted the Staff’s comment and confirms that it will, as the specific information becomes available, provide the requested disclosure in accordance with Item 402 of Regulation S-K. In addition, the Company has revised its disclosure on page 182 to address the Staff’s comment.
Combined Financial Statements

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Note 18 - Commitments and contingencies
Contingencies, page F-48

8.
We note your revised disclosure on page F-52 regarding other matters that may involve actual or threatened disputes or litigation. You indicate that the company provides disclosure of such matters for which the likelihood of material loss is at least reasonably possible and the amount of loss can be reasonably estimated. Paragraphs 50-3 through 50-5 of ASC 450-20-50 do not require that the possible losses be reasonably estimable. Please revise your disclosures accordingly. In addition, please ensure that your disclosure regarding possible losses in excess of amounts accrued, addresses reasonably possible losses for all pending legal or other proceedings in the aggregate.

Response: The Company has revised its disclosure on pages F-52 and F-76 to address the Staff’s comment.

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If you have any questions regarding the Registration Statement or this letter, please contact me at (703) 641-2237 or Peter Harwich of Allen & Overy LLP at (212) 610-6471.

Sincerely,

/s/ Lawrence B. Prior III

Lawrence B. Prior III
President and Chief Executive Officer

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Copies to:

U.S. Securities and Exchange Commission
Ms. Kathleen Collins
Mr. Gabriel Eckstein
Ms. Joyce Sweeney

Computer Sciences Corporation
William L. Deckelman, Jr.

Encls.

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